Exhibit 21.1

Subsidiaries of Cadence Bancorporation

(as of December 31, 2020)

Subsidiary	Jurisdiction of Organization
Cadence Bank, N.A.	United Sates
Altera Payroll and Insurance, Inc.	Delaware
Linscomb & Williams, Inc.	Texas
Cadence Investment Services, Inc.	Alabama
SFS, LLC	Alabama
Trico and Company LLC	Alabama
Cadence Holdings, LLC	Alabama
Cadence Capital, Inc.	Texas
Encore Statutory Trust II	Connecticut
Encore Capital Trust III	Delaware
NBC Capital Corporation (MS) Statutory Trust I	Connecticut